KAYE SCHOLER LLP

Garth B.
212 836
Fax 212
gthomas

04010656

425 Park ...
New York, New York 10022-3598
212 836-8000
Fax 212 836-8689
www.kayescholer.com

March 16, 2004

MAR 17 2004

BY HAND

U.S. Securities & Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

PROCESSED
MAR 18 2004
THOMSON FINANCIAL

SUPPL

Re: *Lagardère Groupe S.C.A.*
12g3-2(b) Submission
File No.: 82-3916

Ladies & Gentlemen:

We are submitting the enclosed documentation on behalf of Lagardère Groupe S.C.A. (the "Company") in order for it to continue to maintain current information for its qualification to claim an exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934 (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) under the Exchange Act.

Specifically, the following is enclosed: the Company's March 15, 2004 press release discussing the Company's 2003 fiscal year financial results.

We respectfully request that this submission be duly recorded. If you have any questions regarding this submission, or require additional information, please contact me at the above telephone number.

Please acknowledge receipt of this submission by stamping the enclosed copy of this letter and returning such copy to our waiting messenger.

Sincerely,

Garth Thomas

Garth B. Thomas

3/18

cc: Mr. Alain LeMarchand
Ms. Helene Martin
Fred Marcusa, Esq.
Ken Mason, Esq.

LAGARDERE



Press Release

LAGARDERE MEDIA Operating Income up 11% to € 427 M

Consolidated net income € 334 M[1]

At its meeting on March 12, 2004, the Supervisory Board reviewed **LAGARDERE SCA**'s consolidated accounts for the year 2003, as presented by Arnaud Lagardère.

CONSOLIDATED REVENUES

Group consolidated revenues remained stable at € 12,454 M (against *pro forma* € 12,434 M[2] in 2002).

- **Lagardère Media revenues grew 2.1% on a like-for-like basis**

  Lagardère Media posted revenues of € 7,944 M, up 2.1% on a like-for-like basis.
  Each of the businesses showed growth. The "Book" division posted the best performance with greater-than-market sales growth. The "Press" business returned to growth despite a difficult advertising environment, particularly after the beginning of the war in Iraq. Hachette Distribution Services maintained its position in the face of a retrenched airline traffic level, and despite the erosion of music sales in the Virgin retail network. Finally, the "Radio" and "Television" businesses enjoyed sustained growth, while the new media businesses (Lagardere Active Broadband) recorded a significant decline, particularly in Germany.

- **EADS' net revenues up 3.9% to € 4,510 M**

  The Airbus division, which delivered 305 aircraft, up from 303 in 2002, nevertheless posted a very slight decrease due to the decline in the Dollar. By contrast, the "Defense" businesses recorded an increase in their revenues, specifically in the Military Transport Aircraft division, which benefited from the first billing for the A400M program.

---

[1] *compared with a loss of € 291 M in 2002*
[2] *excluding the Automotive division, which was deconsolidated effective January 1, 2003*

CONSOLIDATED OPERATING INCOME

- **Strong growth of 11% in Lagardère Media's operating income**

  Lagardère Media division posted operating income of € 427 M, up 11% over 2002, representing an operating margin of 5.4%, up from 4.8%.

  The "Book" division again turned in an excellent performance in virtually all publishing segments. Operating income was up sharply, enabling the division to achieve an operating margin of 11.1% (compared with 9.6% in 2002).

  Lagardere Active continued to improve due to the good performance of the "Television" businesses, particularly TV production, and a firm "Radio" advertising market during the second half of 2003. Furthermore, losses from Lagardere Active Broadband (digital businesses excluding "Radio" and "Television") were reduced once again.

  Hachette Distribution Services grew its operating income 4.2%, despite a particularly difficult economic environment (an economic slowdown, war in Iraq, SARS leading to a significant drop in air traffic and tourism) and in spite of the development cost of the Virgin Megastore network in France.

  In an advertising environment that remained volatile during fiscal year 2003, Hachette Filipacchi Médias improved its operating income and again its margin (9.7% versus 9.1% in 2002).

"In contrasting markets, the net improvement in ***Lagardère Media's*** *operating margin underlines the quality of its business lines (leading market positions, strong international presence, balance between cyclical and non-cyclical businesses), and fosters continuation of our cost reduction and accelerated growth plan",* stated Arnaud Lagardère, General Partner and Chief Executive Officer.

- **EADS significantly improved its contribution to LAGARDERE's consolidated operating income to € 232 M (up from € 63 M in 2002)**

  In 2003, **EADS** was consolidated into the group accounts of LAGARDERE SCA by the proportionate consolidation method based on the Group's stake of 15.07%.
  EADS' accounts have been restated in order to comply with the French GAAP applied by LAGARDERE SCA.
  EADS' contribution to LAGARDERE's consolidated operating income increased sharply to € 232 M (up from € 63 M in 2002), due to the improvement in its profitability -specifically due to growth both in volume and profitability of the military businesses-, and to the appreciation in the average dollar hedge rate. In fact, 2001, 2002 and the first half of 2003 operating income was negatively affected by earlier currency exchange hedging at very unfavorable rates.

Consolidated operating income totaled € 671 M, up from € 433 M [3] in 2002.

---

[3] *Pro forma operating income excluding the Automotive division, which was deconsolidated effective January 1, 2003.*

INTEREST INCOME

Interest income reached € 42 M (up from an interest expense of € 368 M on the 2002 pro forma). Excluding the EADS contribution and changes in the provision for the T-Online investment (write-back of € 121 M in 2003, depreciation of € 278 M in 2002), net interest expense improved slightly (€ 59 M versus € 61 M in 2002).

NON-OPERATING INCOME

The group recorded a non-operating loss of € 79 M, € 49 M of which was from EADS, principally due to the restructuring of its "Space" business. The remainder primarily represented depreciation of intangible assets related to Virgin (€ 40 M).

INCOME TAXES

The consolidated income tax charge amounted to € 193 M (€ 72 M from EADS), compared with a tax gain of € 143 M (which included a charge of € 20 M from EADS) in the 2002 pro forma accounts.

This tax gain reflected a profit of € 195 M related to the reduction in the provision for the capital gains tax accrued following the sale of Club Internet in April 2000. This adjustment was primarily the result of the reduction of the capital gains tax rate to the long-term rate of 20.2% (€ 139 M), whereas the original provision was established on the basis of short-term capital gains tax rate of 36.43%. It should be noted that the capital gain will be taxed at the time of the sale of the T-Online shares.

Excluding T-Online related tax provisions in 2002 and 2003, the increase in the income tax charge, for the most part, reflects the improvement in LAGARDERE's earnings for the period.

GOODWILL AMORTIZATION did not differ materially from 2002.

INCOME FROM ASSOCIATES

Income from associates was € 49 M, up from € 33 M in 2002, due to continued improvement in the contribution of *Canal*Satellite (€ 27 M vs. € 16 M in 2002), and the reduction of exceptional amortization of the equity stake in multiThématiques: € 36 M in 2003 compared with € 68 M in 2002.

MINORITY INTERESTS totaled € 24 M, € 13 M of which was from EADS.

In summary, Group **Net Income increased sharply to € 334 M**[4].

MILLIONS OF EUROS	2003			2002			
	LAGARDÈRE GROUP EXCL. EADS	EADS	TOTAL LAGARDÈRE GROUP	LAGARDÈRE GROUP EXCL. AUTO AND EADS	AUTO	EADS	TOTAL LAGARDÈRE GROUP
Revenues	**7,944**	**4,510**	**12,454**	**8,095**	**782**	**4,339**	**13,216**
Operating Income	**439**	**232**	**671**	**370**	**7**	**63**	**440**
Net interest income/expense	**62**	**(20)**	**42**	**(339)**	**37**	**(29)**	**(331)**
Current income	**501**	**212**	**713**	**31**	**44**	**34**	**109**
Non-operating expenses	**(30)**	**(49)**	**(79)**	**(77)**	**(273)**	**(21)**	**(371)**
Preferred remuneration, net	(8)	-	(8)	(11)	-	-	(11)
Income taxes	(121)	(72)	(193)	163	-	(20)	143
Goodwill amortization	(79)	(45)	(124)	(78)	-	(46)	(124)
Net income before associates & minority interests	**263**	**46**	**309**	**28**	**(229)**	**(53)**	**(255)**
Income from associates	11	38	49	(53)	-	20	(32)
Minority Interests	(11)	(13)	(24)	(8)	-	4	(4)
Net income	**263**	**71**	**334**[4]	**(33)**	**(230)**	**(29)**	**(291)**

[4] *Excluding **EADS**, net income for **LAGARDÈRE** in 2003 was € 263 M, up from a loss of € 262 M for the previous fiscal year.*
On a like-for-like basis, i.e. after neutralizing the non-recurring impacts of Matra Automobile and T-Online (depreciation and capital gains tax accrual adjustments), as well as intangible asset depreciations, adjusted net income amounted to € 215 M vs. € 188 M in 2002.

	2003	2002
Net income excl. *EADS*	263	(262)
Matra Automobile (excl. *Spare Parts* business)		283
Renault capital gain	(40)	
Adjustment for *T-Online*	(97)	83
Adjustment for intangible asset depreciations	89	84
Adjusted net income	215	188

DEBT UNDER CONTROL

As of December 31, 2003, net debt stood at € 882 M, including borrowings for the acquisition of Editis, financed at the end of December, 2002 in the amount of € 1,2 billion. Based on € 4,136 M of shareholders' equity, the Group's gearing decreased to a rate of 21.3% from 45.3% as of June 30, 2003.

DIVIDEND

The Company's managing partners decided to propose at the General Shareholders Meeting a net dividend of 0.90 € per share (plus a tax credit of 0.45 €), i.e. a 10% increase compared to prior year. This resolution proposal reflects the strong balance sheet and the confidence in the future of Lagardere Group.

Paris, March 15, 2004

A leader in media (books, distribution, press and audiovisual), Lagardère Group is also present in high technology via its 15.07% stake in EADS.
The Group posted 2003 revenues of € 12,454 M and has 43,000 employees in over 40 countries.
Lagardère Group is listed for trading on the *Premier Marché* of the Paris Stock Exchange.

Press Contacts:

Thierry Funck-Brentano — tel.: 33.1.40.69.16.34
e-mail: tfb@lagardere.fr

Arnaud Molinié — tel.: 33.1.40.69.16.72
e-mail: amolinie@lagardere.fr

Investor Relation Contact:

Alain Lemarchand — tel.: 33.1.40.69.18.02
e-mail: alemarchand@lagardere.fr